UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Synalloy Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871565107

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road

Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave Leighton Paisner LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871565107	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,221,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,221,449
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,449
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 871565107	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,296,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,296,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,070
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 871565107	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,296,070
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,296,070
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,070
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on September 19, 2016, as amended on March 20, 2017, April 3, 2017, September 29, 2017, December 27, 2018 and April 23, 2019 (the “Schedule 13D”), with respect to the Common Stock, par value $1.00 per share (the “Common Stock”), of Synalloy Corporation, a Delaware corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 1,296,070 shares of Common Stock beneficially owned by the Reporting Persons is approximately $13,714,150.57, not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 23, 2019, Privet Fund Management LLC (“Privet Management”) sent a letter to the Board of Directors of the Corporation (the “Letter”). In the Letter, Privet Management reiterated its $20.00 per share acquisition proposal and its belief that its offer represents a premium value for shareholders. Privet Management also stated that the Corporation’s Board of Directors has a fiduciary duty to engage with Privet Management on its offer, as well as all other interested parties, in order to maximize value for shareholders. Privet Management expressed its willingness to (i) receive additional information and work quickly to complete diligence and reach a definitive acquisition agreement and (ii) evaluate any additional information that management or its financial advisors may provide that would support a higher value.

Privet Management urged the Company not to take any action to change its current capitalization prior to fully evaluating a sale. The Letter also stated that, should the Corporation’s Board of Directors decide against pursuing a transaction that Privet Management believes would benefit all shareholders, Privet Management reserves its rights to take steps to protect the value of its investment.

The foregoing summary of the Letter is not intended to be complete. References to the Letter in this Schedule 13D are qualified in their entirety by reference to the Letter itself, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference as if set forth in its entirety. No assurances can be given that the terms and conditions of any acquisition proposal will be agreed upon by the Corporation and Privet Management, that definitive transaction agreements relating to any such transaction will be executed or that a transaction will be consummated in accordance with that documentation, if at all.

This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the U.S. Securities and Exchange Commission. Holders of Common Stock and other interested parties are urged to read these materials when and if they become available because they will contain important information. Holders of Common Stock will be able to obtain such documents (when and if available) free of charge at the Securities and Exchange Commission’s website, www.sec.gov.

CUSIP No. 871565107	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated in their entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 1,296,070 shares (the “Shares”), or approximately 14.5%, of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-Q filed by the Corporation on April 30, 2019, which reported that 8,964,874 shares of Common Stock were outstanding as of April 26, 2019).

(c) No transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1 Letter from Privet Fund Management LLC to the Board of Directors of the Corporation dated May 23, 2019.

CUSIP No. 871565107	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 23, 2019	PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson